*AB 3/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049395

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2015
WASH. D.C.
201

SEC FILE NUMBER
8-14903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Relevant Wealth Advisors, LLC (fka Collins & Company, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Belvedere Place, Suite 350
(No. and Street)

Mill Valley	California	94941
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name - *if individual, state last, first, middle name*)

600 California Street, Suite 600	San Francisco	California	94108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RW 3/17

OATH OR AFFIRMATION

I, Bruce J. Raabe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Relevant Wealth Advisors, LLC (fka Collins & Company, LLC), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RELEVANT WEALTH ADVISORS, LLC
(FKA COLLINS & COMPANY, LLC)
(SEC ID. No. 8-14903)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

December 31, 2014

PUBLIC DOCUMENT

* * * * *

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of MARIN

Subscribed and sworn to (or affirmed) before me on this 2nd day of March, 20 15, by Nicole Murphy, Notary Public ______________________________, proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

NICOLE P. MURPHY
Commission # 2014470
Notary Public - California
Marin County
My Comm. Expires Mar 24, 2017

(Seal) Signature ______________________

Attached to 13 page document - Statement of Financial Condition & Supplementary Information NM 12/31/14

Relevant Wealth Advisors, LLC
(FKA Collins & Company, LLC)

Contents

BPM
BURR PILGER MAYER

600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Relevant Wealth Advisors, LLC (fka Collins & Company, LLC):

We have audited the accompanying statement of financial condition of Relevant Wealth Advisors, LLC (fka Collins & Company, LLC) (the "Company"), as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Relevant Wealth Advisors, LLC (fka Collins & Company, LLC) as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Burr Pilger Mayer, Inc.

San Francisco, California
March 2, 2015

RELEVANT WEALTH ADVISORS, LLC
(FKA COLLINS & COMPANY, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash and cash equivalents	$	70,318
Accounts receivable		910,741
Property and equipment, net		56,400
Other assets		70,805
Total assets	$	1,108,264

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	214,301
Member's capital		893,963
Total liabilities and member's capital	$	1,108,264

The accompanying notes are an integral
part of this financial statement.

1. Organization and Nature of Business

Relevant Wealth Advisors, LLC (fka Collins & Company, LLC) (the "Company"), a San Francisco Bay Area wealth management firm, was initially formed in 1969 under the name of Collins & Co. On July 7, 1999, the Company began operating under the name of Collins & Company, LLC. Effective March 7, 2006, the New York Stock Exchange Group acquired the Company's membership, and the Company ceased operating as a New York Stock Exchange member organization.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. In addition, as an introducing broker, it forwards retail customer transactions to a clearing member on a fully disclosed basis. The Company also conducts an investment advisory service and an investment management service for its customers. The Company is a registered advisor in accordance with the Investment Advisors Act of 1940.

In accordance with the Company's operating agreement, the Company will continue in existence until the first of the following occurs: December 31, 2050; Majority vote of the members to dissolve the company; Sale or other disposition of all or substantially all of the assets and properties of the Company and distribution to the members of the proceeds of the sale or other disposition; or Death, withdrawal, expulsion, bankruptcy, or dissolution of a member, unless the business of the Company is continued by a vote of all the remaining members within ninety days of the happening event. Effective December 31, 2013, a member (former member) elected to withdraw as a member of the Company. Subsequent to the withdrawal and pursuant to the provisions in the operating agreement, the sole remaining member (continuing member) elected to continue the business and operations of the Company under the terms of the existing operating agreement.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under the provisions provided for in subparagraph (2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement of the Company has been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statement and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

Cash includes demand deposit accounts and money market investments, which have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

Continued

2. **Summary of Significant Accounting Policies**, continued

Accounts Receivable

Accounts receivable consist primarily of revenues generated through management fees. No allowance was deemed necessary as of December 31, 2014.

Fixed Assets

Depreciation of property and equipment is provided on straight-line basis over estimated useful lives of three to seven years. The Company establishes $5,000 as the threshold amount for capitalization of tangible property. Any items costing below this amount are expensed. Depreciation of leasehold improvements is provided on a straight-line basis over the shorter of their estimated useful lives or the term of the lease.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. All items of taxable income, deductions, gains and losses from the Company are passed through to the member and reported in the member's income tax returns. Taxes and fees are imposed on the entity by the State of California for franchise taxes and gross receipts fees. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable. As of December 31, 2014, the tax years that remain subject to examination by the federal and state jurisdictions under the statute of limitations are years 2011 and 2010 or later, respectively.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Management has concluded there are no uncertain tax positions at December 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues at the date of the financial statement and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*. The FASB and the IASB initiated a joint project to clarify the principles for recognizing revenue and developed a common revenue recognition standard for GAAP and IFRS. Under the guidance, an entity should recognize revenue when the entity satisfies a performance obligation within a contract at a determined transaction price. This update is effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company does not expect the adoption of this standard will materially impact the Company's statement of financial condition.

Continued

3. Member's Capital

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member of the Company.

The net income or losses of the Company are allocated to the member. For the year ended December 31, 2014, distributions from the Company were made in accordance with the Amended Limited Liability Company Agreement dated December 31, 2010.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2014, the Company had net regulatory capital of $799,675, which was $785,388 in excess of its minimum required net capital of $14,287. The Company's ratio of aggregate indebtedness to net capital was .27 to 1.0 as of December 31, 2014.

5. Property and Equipment

As of December 31, 2014, property and equipment consisted of the following:

Furniture and equipment	$ 103,840
	103,840
Less accumulated depreciation	(47,440)
	$ 56,400

The Company entered into a lease agreement on November 6, 2013 that became effective January 1, 2014. Rent increases are based on amounts stated in the Lease for a 60 month term.

Minimum future rental payments as of December 31, 2014, are as follows:

2015	$ 103,260
2016	105,415
2017	107,570
2018	109,725
2019	9,159
Total minimum future rental payments	$ 435,129

Continued

6. Concentration of Credit Risk for Cash Held in Bank

The Company maintains a demand deposit with a commercial bank. During the normal course of business, the Company maintains cash balances that exceed the Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on these deposits.

The Company also maintains a money market account with a clearing firm who is a member of the Financial Industry Regulatory Authority. The money market account is considered to be a security and as such is insured for losses due to theft or fraud by the Securities Investor Protection Corporation for balances up to $500,000. The clearing firm carries supplemental insurance, which results in coverage necessary to cover the remaining net asset value of the account in the event of losses due to theft or fraud. At December 31, 2014, the Company had no uninsured money market account balance.

7. Defined Contribution Plan

The Company provides a defined contribution retirement plan that covers all employees and members with three or more years of service. The contribution rate is discretionary and ranges from zero to 25 percent of eligible wages up to $200,000. The Company made a $52,000 contribution for the year ended December 31, 2014.

8. Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through March 2, 2015, the date which this financial statement was available to be issued. Other than the item described above, no material subsequent events have occurred through March 2, 2015 that would require recognition or disclosure in the financial statement.

SUPPLEMENTARY INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
of Relevant Wealth Advisors, LLC (fka Collins & Company, LLC)

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Relevant Wealth Advisors, LLC (fka Collins & Company, LLC) (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

San Francisco, California
March 2, 2015

RELEVANT
WEALTH ADVISORS

March 2, 2015

Relevant Wealth Advisors, LLC
(fka Collins & Company, LLC)
2 Belvedere Place, Suite 350
Mill Valley, CA 94941

To Burr Pilger Mayer, Inc.:

Relevant Wealth Advisors, LLC (fka Collins & Company, LLC) (the "Company") is exempt from the requirements of SEC Rule 15c3-3(k) under the provisions of paragraph (2)(ii) thereunder. The Company has met the requirements of the provisions of paragraph (2)(ii), without exception, since it commenced operations, including during the entirety of the fiscal year ended December 31, 2014, without any exceptions.

Sincerely,

Bruce Raabe, President